# IGI Investor Presentation
# Q2 2021

*August 2021*


INTERNATIONAL GENERAL
INSURANCE HOLDINGS LTD.

# Forward Looking Statements

This presentation contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.



# CONTENTS

# COMPANY OVERVIEW

Section 1



# IGI is a Specialty (Re)Insurer with a Proven Track Record

**"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"(1)**

**IGI are specialists with recognized expertise in their lines of businesses**

- **Local, specialized knowledge** resulting in a **4-point** combined ratio **advantage** relative to peers(2)
- **Managed volatility** – business focused on **capital preservation** and **underwriting profitability**
- **Intelligent reinsurance** with **managed catastrophe exposure**, leading to stable underwriting results
- **~20 lines** of specialty business that are **74% individually underwritten**
- Active **cycle management** shifts focus to lines with **strong margins** and **rate momentum**

A — Financial Strength Rating AM BEST A Excellent

A- — S&P Global Ratings

- **10% avg. unlevered** core operating **ROE** since 2011 including "soft market"
- **90% combined ratio** through **market cycle** including heavy catastrophe years
- **0%** financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2011 – Q2'21 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of 2020YE for HSX-LON, LRE-LON, BEZ-LON and Lloyd's of London.

# Key Financial Metrics

| | |
|---|---|
| Market Capitalization / Stock Price (NASDAQ: IGIC) | $455mm / $9.33[1] |
| Shareholders' Equity / BVPS | $403.1mm / $8.86 |
| LTM Gross Written Premium | $497.6mm |
| Q2 2021 Core Operating ROAE | 9.0% |
| Dividends Paid | 40% of annual net after-tax profit paid semi-annually<br>$0.16 dividend for period January 1, 2021 - June 30, 2021 payable on September 7, 2021 |
| Financial Strength Ratings | A (A.M. Best) / A- (S&P) |
| Employees | 265 |
| Jabsheh Family Ownership | 30.0%[2] |

Note: Financial data as of Q2 2021 (6/30/2021).
(1) Market data as of 8/9/2021. Market Capitalization is calculated using 48.753mm fully diluted shares outstanding.
(2) Ownership percentage excludes unvested earnout shares, includes 363,278 shares purchased by Mr. Wasef Jabsheh in open market transactions during June, August and September 2020, and 50,000 shares purchased by Mr. Waleed Jabsheh in open market transactions during September 2020.

# Overview Q2 2021

**Financial Performance**

| | | |
|---|---|---|
| **$166.1 million** Gross Written Premium | Compared to $137.3mm in Q2'20 | **21%** increase driven by portfolio optimization achieving improved terms and conditions |
| **92.3%** Combined Ratio | Compared to 84.0% in Q2'20 | **1.2%** unfavorable reserve development and **6 points** increase in the current accident year loss ratio, primarily in engineering lines and inward treaty reinsurance portfolio |
| **$3.9 million** Investment Income | Compared to $2.6mm in Q2'20 | **40bps** improvement in investment yield, primarily driven by higher yields in the fixed income portfolio |
| **9.0%** Core Operating ROAE | Compared to 11.6% in Q2'20 | Lower underwriting income offset by improved investment income, driven by higher yield |

**Developments**

- Continued diversification into new lines with experienced contingency underwriter joining in May 2021
- IGI Europe now operating from Malta. All approvals received from the Maltese regulators to write virtually all IGI lines of business. Experienced team in place on the ground; began writing business mid-July 2021
- IGI's financial strength ratings reaffirmed by S&P citing IGI's improved competitive position – to “strong” from “satisfactory”, and IGI's financial outperformance relative to other 'A-' rated reinsurer peers, while showing further growth and diversification

# IGI - Global Specialty (Re)Insurer Evolution

**$50mm capital raise**

IGI

**FOUNDED: 2001**

**2002**
Commenced operations in Jordan, underwriting energy, property and engineering business

**2005**
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

**2006**
Established Labuan Branch

**2007**
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

**2008**
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

**2009**
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

**2010**
Established FSA(1) regulated UK subsidiary

**2012**
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

**2013**
Commenced underwriting Political Violence business

**2014**
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

**2015**
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

**2016**
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

**2017**
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

**2018**
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

**2019**
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's financial strength ratings to A (Excellent)

**2020**
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

**2021**
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

IGI

NasdaqListed

**$455mm market cap.**

Source: Public filings. Market data as of 8/9/2021.
(1) FCA previously known as FSA.

# Specialty Business Diversified by Line, Geography, and Broker Distribution

| GWP by Line of Business | GWP by Geography | GWP by Broker |
|---|---|---|



Reinsurance 5%
Long-tail 38%
Short-tail 57%
Political Violence 2%
Marine Cargo 1%
Reinsurance 5%
General Aviation 4%
Ports & Terminals 6%
Engineering 6%
Casualty 30%
Property 15%
Energy 23%
Financial Institutions 5%
Inherent Defects Insurance 2%
Marine Liabilities 1%



Australasia 2%
South America 2%
North America 5%
Africa 5%
Europe 7%
United Kingdom 33%
Central America 8%
Worldwide 8%
Asia 11%
Middle East 10%
Caribbean 8%



Broker 1 19%
Others 44%
Broker 2 16%
Broker 3 8%
Broker 5 6%
Broker 4 8%

- Balanced specialty book across long-tail and short-tail lines of business

- Well diversified with mix of mature and high-growth, under-represented geographies

- Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long-standing, trusted relationships

H1'21 Gross Written Premiums were $266.8mm.

# Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



**Wasef Jabsheh**
*Founder, Chairman & CEO*
- Over 40 years insurance experience
- Established ADNIC[(1)], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

**Wasef Jabsheh**

**2019 EY Entrepreneur of the Year for Jordan**



**Waleed Jabsheh**
*President*
- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



**Hatem Jabsheh**
*Group COO*
- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



**Andreas Loucaides**
*CEO IGI UK*
- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



**Pervez Rizvi**
*Group CFO*
- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

# Enhanced Alignment of Interest and Expected Improved Liquidity

## IGIC Shareholder Base[1]


2.4%
30.0%
67.6%
Institutional & Retail Investors
Jabsheh Family
Tiberius Sponsor and its transferees(2)

## Commentary

- ✓ **Strong alignment of interest through significant insider ownership**
- ✓ **Employee's long-term commitment strengthened by share-based compensation (Omnibus Incentive Plan established in 2020)**
- ✓ **Lock-up expiration (on March 17, 2021) promotes enhanced liquidity**

## Review of Shares Subject to Earnout

**3,012,500 contingent unvested common shares ("earnout shares") are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp.**

- The SPAC Sponsor and its transferees received 1.8mm earnout shares (61.2%)
- Wasef Jabsheh received 1.1mm sponsor shares (37.5%)
- Earnout shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out-of-the-money and are currently excluded from fully diluted share calculation

(1) Total fully diluted outstanding shares of 45.873mm (excluding earnout shares) based on IGI stock price of $9.30 as of 6/30/2021.
(2) Shares held by the SPAC Sponsor's transferees reflects the Tiberius founder shares that were distributed to the Sponsor's members following the closing of the business combination, but does not include any other shares otherwise held or acquired by such transferees other than founder shares.

# IGI Values Centre Around Integrity, Genuine Approach and Innovation

- The foundation of IGI is built on **integrity**, prioritizing honesty and doing what is right
- **Genuine** culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders
- Fosters an **innovative** environment that encourages initiative and entrepreneurial spirit



Innovative
• Entrepreneurial environment
• Employee responsibility
• Initiative valued
Genuine
• Collaborative approach
• Global team
• Promote diversity
Integrity
• Practice values and principles
• Trust-based relationships
• Focus on doing what's right

**Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients**

# INVESTMENT HIGHLIGHTS

Section 2



# Key Investment Highlights

1. Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability
2. Superior Underwriting Performance Even in Heavier Loss Years
3. Active Cycle Management Balancing Growth and Risk Selection
4. Track Record of Delivering Results through the “Market Cycle”
5. Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation
6. Optimized, Cost-Efficient Global Operations with a Physical Presence in Key Markets
7. High Quality ROAE with Managed Volatility Among Peers
8. Opportunity to Capitalize on Sector Tailwinds in Core Business
9. Well-positioned for Future Shareholder Value Creation Opportunities

# 1 Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability

## Intelligent Risk Selection & Management


Treaty
5%
MGA - Originated Business
22%
Individually Underwritten
73%

- Class-underwriting profit centres irrespective of geography risk
- In-depth risk assessment of underlying exposure
- Facultative reinsurance designed to enhance risk-adjusted returns
- Prudent use of treaty reinsurance to protect capital

## Significantly Less Volatility from Catastrophes ($ in bn)


Industry Cat Loss ($bn)
IGI Combined Ratio
2011 Japan, New Zealand earthquakes, Thailand flood
2012 Hurricane Sandy
2017 Hurricanes Harvey, Irma, Maria
2018 Hurricane Michael, California wildfires
$160
$140
$120
$100
$80
$60
$40
$20
$0
160%
140%
120%
100%
80%
60%
40%
20%
0%
$31.8
$59.5
$143.2
$80.6
$47.7
$39.6
$40.5
$58.3
$151.4
$92.8
$59.7
$89.0
97%
93%
87%
89%
88%
86%
84%
87%
105%
89%
94%
89%
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
IGIC Combined Ratio
Weather
Earthquakes / Tsunamis
Man-made

- Retentions range between $1 million and $10 million depending on underlying business lines
- Catastrophe protection up to $67.7 million which protects against 1:250 single-event

Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI.

# 2 Superior Underwriting Performance Even in Heavier Loss Years



Combined Ratio
120%
100%
80%
60%
40%
20%
0%
IGI Combined Ratio higher than peers
IGI Combined Ratio lower than peers
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
H1'21
IGIC
Peer Group Index(1)

| | |
|---|---|
| **Peer Average Combined Ratio(1):** | **94%** |
| **IGI Average Combined Ratio:** | **90%** |
| **IGI Combined Ratio Advantage:** | **4%** |

Source: SNL Financial, company filings. Note: Financial data as of H1'21 for peers, 2020YE for Lloyd's of London, and H1'21 for HSX-LON, BEZ-LON, and LRE-LON.
(1) Calculated as the average of the peer group's median combined ratios from 2011 to H1'21. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London.

# 3 Active Cycle Management Balancing Growth and Risk Selection

GPW by Business Segment ($mm)


2011 – Q2'21 GPW
CAGR: 9.9%
Accelerating
Growth
Strong Cycle
Management
$203
$226
$240
$252
$242
$232
$275
$302
$349
$467
$498
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
LTM Q2'21
Short-Tail
Long-Tail
Reinsurance

**Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation**

# 4 Track Record of Delivering Results through the "Market Cycle"

**Combined Ratio**


Average: 90%
87%
89%
88%
86%
84%
87%
105%
89%
94%
89%
89%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
H1'21

**Un-Levered Core Operating ROAE**


Average: 10%
12%
12%
13%
12%
12%
10%
0%
9%
7%
10%
12%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
H1'21

# 5 Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation

- IBNR reserves reflect growth of specialty long-tail lines
  - IGI took advantage of the improving market in specialty long-tail lines with Q2 2021 rate increases on average of 31%
- History of releasing reserves once losses are fully developed
- No U.S. casualty exposure

## Favourable Reserve Development



$24
$27
$23
$9
$6
$6
$3
15%
17%
16%
5%
3%
2%
2%
2015
2016
2017
2018
2019
2020
H1'21
Favorable Development / NPE

## Specialty – Long Tail As % of Total NPW



31%
40%
2017
Q2'21

## IBNR Net Reserves As % of Total Net Reserves



37%
49%
2017
Q2'21

(1) Data based on case + IBNR reserve development.

# 6 Optimized Global Operations with Physical Presence in Key Markets


London
Underwriting headquarters
Bermuda
Group holding company domicile
Underwriting parent company
Amman
Operational headquarters
Casablanca
Africa underwriting hub
Dubai
Middle East underwriting hub
Kuala Lumpur
Asia underwriting hub
Malta
European underwriting hub

- Largely London-based underwriting teams supported by back and middle-office operations in Amman, Jordan
- Non-underwriting staff primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration
- Amman hub provides cost-efficient central services to global underwriting platform

## Non-Underwriting Employees by Location


Labuan 2%
Casablanca 1%
Malta 1%
Dubai 2%
London 18%
Amman 76%

| | |
|---|---|
| Amman | 143 |
| London | 33 |
| Dubai | 4 |
| Labuan | 3 |
| Malta | 2 |
| Casablanca | 2 |
| Non-U/W Total | 187 |

## Underwriters by Location


Labuan 4%
Malta 1%
Casablanca 5%
Dubai 9%
London 46%
Amman 35%

| | |
|---|---|
| London | 36 |
| Amman | 27 |
| Dubai | 7 |
| Casablanca | 4 |
| Labuan | 3 |
| Malta | 1 |
| Total Underwriters | 78 |

# 7 High Quality ROAE with Managed Volatility Among Peers


Volatility of Annual ROTE (Determined By Sharpe Ratio)
Higher Returns, Lower Volatility
5th Quintile (Highest)
4th Quintile
3rd Quintile
2nd Quintile
1st Quintile (Lowest)
1st Quintile (Highest)
2nd Quintile
3rd Quintile
4th Quintile
5th Quintile (Lowest)
10 Year Return on Tangible Equity
Lower Returns, Higher Volatility
HCI
UVE
HRTG
PGR
IFC-CA
KNSL
CB
AMSF
ALL
RLI
LRE-LON
PLMR
AIZ
HIG
IGIC
TRV
AFG
JRVR
SIGI
ACGL
WRB
BRK.B
THG
KMPR
RE
MCY
PRA
SAFT
ORI
RNR
ESGR
EIG
MKL
HMN
CINF
CNA
UIHC
Y
SPNT
AXS
FFH-CA
AIG
GBLI
FNHC
DGICA
WTM
UFCS
ARGO
STFC
GLRE

**Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns**

Source: Dowling Research. Note: The chart represents 10-year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company's ROTE Standard Deviation.

# 8 Opportunity to Capitalize on Sector Tailwinds in Core Business

**YTD Cumulative Net Rate Movement**


Specialty Short-Tail
7.2%
7.8%
8.3%
10.0%
9.6%
18.2%
19.3%
18.4%
9.0%
7.8%
Mar 31
Jun 30
Sep 30
Dec 31
Mar 31
Jun 30
Sep 30
Dec 31
Mar 31
Jun 30
2019
2020
2021


Specialty Long-Tail
17.7%
20.4%
23.1%
24.9%
29.2%
29.5%
30.2%
31.6%
33.7%
31.0%
Mar 31
Jun 30
Sep 30
Dec 31
Mar 31
Jun 30
Sep 30
Dec 31
Mar 31
Jun 30
2019
2020
2021

"With market conditions holding up well and rate increases across our portfolio at close to 13%, we remain focused on maximizing opportunities. In addition to seeing some good business in the new contingency line written by our UK subsidiary in London, we recently announced that our subsidiary in Malta has been granted approval by the local regulators to begin writing business. Overall, Europe represents a good growth opportunity for IGI and we expect our results for the balance of 2021 to reflect this."
**– Wasef Jabsheh**

# 9 Well-positioned for Future Shareholder Value Creation Opportunities

### Continued build out of U.S. presence / business

- $13.8mm of gross written premiums in H1 2021 vs. $9.2mm of gross written premiums in H1 2020

### Capitalize on European market opportunities

- IGI Europe up and running in Malta with experienced team

### Introduction of new lines of business

- UK-based Marine Trades business focused on smaller recreational marine market
- Marine Cargo business focused on specific elements of the general cargo market, medium-sized accounts and largely transit only and cargo "war on land" risks
- Contingency business focused on event cancellation / non-appearance; experienced underwriter joined in May 2021

### Capital management

- Authorized $5mm common share and/or warrant repurchase programme

**IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves**

# FINANCIAL PERFORMANCE

Section 3



# Selected Financial Data

| ($ in mm) | Year ended December 31, 2016 | 2017 | 2018 | 2019 | 2020 | Quarter ended, June 30, 2020 | 2021 |
|---|---|---|---|---|---|---|---|
| **Operating Results:** | | | | | | | |
| Gross Written Premiums | $232.2 | $275.1 | $301.6 | $349.2 | $467.3 | $137.3 | $166.1 |
| Underwriting Income | 51.6 | 23.6 | 56.1 | 52.0 | 77.4 | 22.9 | 20.9 |
| **Core Operating Earnings** | **$29.5** | **$1.3** | **$28.6** | **$21.1** | **$34.1** | **$10.3** | **$9.0** |
| **Core Operating Return on Equity** (1) | **10.3%** | **0.4%** | **9.5%** | **6.9%** | **9.6%** | **11.6%** | **9.0%** |
| **Key Metrics:** | | | | | | | |
| Loss Ratio | 45.3% | 59.2% | 46.5% | 54.8% | 53.5% | 48.1% | 56.9% |
| Policy acquisition expense ratio | 22.0% | 24.7% | 22.9% | 21.1% | 19.2% | 18.1% | 18.6% |
| G&A expense ratio | 19.9% | 21.1% | 19.3% | 18.2% | 16.5% | 17.8% | 16.8% |
| **Combined Ratio** | **87.1%** | **105.0%** | **88.7%** | **94.1%** | **89.3%** | **84.0%** | **92.3%** |
| **Financial Position:** | | | | | | | |
| Investments and Cash Portfolio | $493.6 | $489.6 | $505.0 | $604.7 | $775.3 | $684.7 | $853.0 |
| Debt | -- | -- | -- | -- | -- | -- | -- |
| Stockholders' Equity | 301.2 | 301.4 | 301.2 | 312.1 | 394.6 | 366.3 | 403.1 |
| Book Value per Share | -- | -- | -- | -- | $8.69 | $7.56 | $8.86 |
| **Select Ratios:** | | | | | | | |
| *Retention Ratio (NPW / GPW)* | *64.4%* | *58.4%* | *67.4%* | *72.2%* | *72.4%* | *66.6%* | *65.9%* |
| *Premium Leverage (NPE / Shareholders' Equity)* (2) | *57.6%* | *48.7%* | *60.8%* | *71.6%* | *80.2%* | *78.7%* | *86.4%* |
| *Debt-to-Total Capitalization Ratio* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* | *0.0%* |
| *Investment Leverage* (3) | *180.2%* | *162.5%* | *167.6%* | *200.8%* | *248.4%* | *219.4%* | *216.2%* |

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior period shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year shareholders' equity.

# Defensively Positioned, Conservative Investment Portfolio

## Total Investment Income, Net ($mm)


$5.1
$4.3

| | Q2'2020 | Q2'2021 |
|---|---|---|
| Net Investment Income | $5.1 | $4.3 |
| Share of Profit or Loss from Associates | (0.4) | 0.2 |
| Other[(1)] | (2.1) | (0.6) |
| **Total Investment Income, net** | **$2.6** | **$3.9** |

## Total Investments and Cash Breakdown


Real Estate
3.6%
Cash & Cash
Equivalents
19.8%
Equity Shares
5.8%
Fixed Income
Securities
47.7%
Term Deposits
23.1%

**June 30, 2021 Total Investments and Cash: $853.0 million**

## Fixed Income Portfolio Credit Ratings


Non-Investment
Grade / Unrated
3.1%
AAA
7.5%
AA
6.6%
BBB
35.1%
A
47.8%

***Average Credit Rating: A***

***Average Fixed Income Duration: 4.5 Years***

(1) Includes realized gain / (loss) on investments, unrealized gain / (loss) on investments, gain (loss) on investment properties and expected credit losses on investments.

# Appendix



International General Insurance Holdings Ltd.

# IFRS Summary Income Statement

| | Year Ended December 31, | | | | | Quarter Ended June 30, | |
|---|---|---|---|---|---|---|---|
| *($ in mm)* | 2016 | 2017 | 2018 | 2019 | 2020 | 2020 | 2021 |
| Gross Written Premiums | $232.3 | $275.1 | $301.6 | $349.2 | $467.3 | $137.3 | $166.1 |
| Reinsurance Share of Insurance Premiums | (82.7) | (114.3) | (98.2) | (97.1) | (128.9) | (45.9) | (56.6) |
| **Net Written Premiums** | **$149.6** | **$160.8** | **$203.4** | **$252.2** | **$338.4** | **$91.4** | **$109.5** |
| Net Change in Unearned Premiums | 8.2 | (14.0) | (20.1) | (36.6) | (54.9) | (23.7) | (24.0) |
| **Net Premiums Earned** | **$157.9** | **$146.7** | **$183.3** | **$215.5** | **$283.5** | **$67.7** | **$85.5** |
| Net Claims and Claim Adjustment Expenses | (71.5) | (86.9) | (85.3) | (118.1) | (151.7) | (32.5) | (48.7) |
| Net Policy Acquisition Expenses | (34.8) | (36.2) | (42.0) | (45.4) | (54.4) | (12.3) | (15.9) |
| **Net Underwriting Results** | **$51.6** | **$23.6** | **$56.1** | **$52.0** | **$77.4** | **$22.9** | **$20.9** |
| Total Investment Income (1) | 12.2 | 13.6 | 9.4 | 13.0 | 8.5 | 4.7 | 4.5 |
| General & Administrative Expenses | (31.3) | (30.9) | (35.4) | (39.3) | (46.9) | (12.1) | (14.3) |
| Listing Associated Extraordinary Expenses | - | - | - | (4.8) | (3.4) | (0.9) | 0.0 |
| Other Income / Expenses & Bargain Purchase (2) | (0.8) | (1.8) | (1.2) | (1.4) | (4.4) | (4.8) | (3.0) |
| Gain / (Loss) on Foreign Exchange | 0.3 | 2.6 | (3.4) | 5.7 | 2.5 | 3.2 | (1.9) |
| **Profit Before Tax** | **$32.0** | **$7.0** | **$25.6** | **$25.3** | **$33.7** | **$13.0** | **$6.2** |
| Tax | 0.9 | 0.0 | (0.1) | (1.7) | (2.1) | (1.0) | (0.6) |
| **Profit for the Period** | **$32.9** | **$7.0** | **$25.5** | **$23.6** | **$31.6** | **$12.0** | **$5.6** |

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.
(2) Q2 2020 Bargain Purchase of $2.4 million included in Other Income / Expenses.

# IFRS Reconciliation – Core Operating Earnings

| | Year Ended December 31, | | | | | Quarter Ended June 30, | |
|---|---|---|---|---|---|---|---|
| *($ in mm)* | 2016 | 2017 | 2018 | 2019 | 2020 | 2020 | 2021 |
| **Profit For the Period** | **$32.9** | **$7.0** | **$25.5** | **$23.6** | **$31.6** | **$12.0** | **$5.6** |
| Net Realized Losses (Gains) on Investments[1] | (2.7) | (3.1) | (1.3) | (1.0) | (0.9) | (1.3) | (0.4) |
| Net Impairment Losses Recognized in Earnings | 0.3 | 0.1 | 0.0 | (0.0) | - | - | - |
| Unrealized Loss (Gain) on Revaluation on Financial Assets[1] | - | - | 0.9 | (1.6) | - | (1.6) | (0.8) |
| Expected Credit Losses on Investments | - | - | - | - | 0.3 | 0.1 | - |
| Fair Value Changes of Held for Investments | 0.2 | (0.1) | - | - | - | - | - |
| Fair Value Change on Investment Property | (1.0) | - | - | 0.3 | 2.0 | 0.7 | 0.7 |
| Fair Value Change on Financial Liability | - | - | - | - | - | - | 2.2 |
| (Gain) / Loss on Foreign Exchange (Tax Adjusted)[1] | (0.3) | (2.6) | 3.4 | (4.9) | (2.3) | (2.9) | 1.7 |
| Listing Associated Extraordinary Expenses | - | - | - | 4.8 | 3.4 | 0.9 | - |
| Bargain Purchase[2] | - | - | - | - | - | 2.4 | - |
| **Core Operating Income** | **$29.5** | **$1.3** | **$28.6** | **$21.2** | **$34.1** | **$10.3** | **$9.0** |

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

# Book Value per Common Share and Diluted Book Value per Common Share

*($ and share count in mm, except per share values)*

| | | As of June 30, 2021 | | | |
|---|---|---|---|---|---|
| | | Potential Shares | Shares Outstanding | Common Equity | Book Value per Share |
| **Basic Book Value per Share** | | | **45.471** | **$403.1** | **$8.86** |
| ***Dilutive Impact of Shares Subject to Earn Out:*** | | | | | |
| | Earn Out Share Price | Earn Out Shares | In-the-Money Shares | Impact to Common Equity | Impact to Book Value per Share |
| | $11.50 | 1.4000 | -- | -- | -- |
| | $12.75 | 0.6000 | -- | -- | -- |
| | $14.00 | 0.5500 | -- | -- | -- |
| | $15.25 | 0.4625 | -- | -- | -- |
| **Total Impact of Earn Out Shares** | | 3.0125 | -- | -- | -- |
| | Strike Price | Warrants Outstanding | In-the-Money Warrants | Impact to Common Equity | Impact to Book Value per Share |
| ***Dilutive Impact of Warrants:*** | $11.50 | 17.2500 | -- | -- | -- |
| **Total Dilutive Impact** | | 17.2500 | -- | -- | -- |
| **Diluted Book Value per Share[(1)]** | | | **45.471** | **$403.1** | **$8.86** |

Note: IGI share price as of 6/30/2021: $9.30.
(1) Using the "as-if-converted" method, assuming all proceeds received upon exercise of in-the-money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. Excludes unvested restricted shares of 399,857 shares as of June 30, 2021.

# For more information:

## Investor Relations

**Robin Sidders (Head of Investor Relations)**

Email: Robin.Sidders@iginsure.com

Telephone: +44 2072 200100

Mobile: +44 7384 514785

## Registered and Head Office, Bermuda

**International General Insurance Holdings Ltd.**

44 Church Street,

Hamilton HM 12,

Bermuda

Telephone: +1 (441) 295-3688

## Operational Headquarters, Jordan

**International General Insurance Underwriting / Jordan "Exempted"**

PO Box 941428,

74 Abdel Hamid Sharaf St.,

Amman 11194,

Jordan

Telephone: +962 65622009

## London Office, UK

**International General Insurance Company (UK) Ltd.**

15-18 Lime Street,

London, EC3M 7AN

Telephone: +44 (0) 2072 200100